November 19, 2015

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Response Dated October 7, 2015

File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-36463, filed with the Commission on March 11, 2015 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1. We note your response to prior comment 1. Note that SAB Topic 14F requires that expense related to share-based payment arrangements be presented in the same line or lines as cash compensation paid to the same employees. As such, it does not appear that “incentive unit compensation” and “stock based compensation” should be presented as separate lines in your statements of operations. Please revise your disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and have revised our presentation in a manner consistent with the guidance provided in Staff Accounting Bulletin Topic 14F. Please see page 7 of our Form 10-Q filed on November 6, 2015, for the quarter ended September 30, 2015.

Securities and Exchange Commission

November 19, 2015

2. Your response to prior comment 2 addresses your consideration of the guidance set forth in FASB ASC 260-10-55-17 regarding the presentation of earnings per share for the fiscal year ended December 31, 2014. However, it appears that earnings per share should be calculated based on net income attributable to common stockholders and the number of weighted average shares outstanding based on the period from the date of your initial public offering and corporate reorganization through December 31, 2014. Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the guidance set forth in the first sentence of ASC 260-10-55-17 only applies to earnings per share (“EPS”) calculations when common shares are issued to acquire a business in a business combination. The second sentence of ASC 260-10-55-17 states that in reorganizations, EPS computations shall be based on analysis of the particular transaction. The Company’s Corporate Reorganization, as defined below, was not accounted for as an acquisition of a business in a transaction accounted for as a business combination, but rather as a transfer between entities under common control. As a result, we considered the guidance set forth in ASC 805-50-45-5, ASC 260-10-45-60B and ASC 260-10-55-2 in calculating the Company’s EPS for the year ended December 31, 2014, as described in more detail below.

ASC 805-50-45-5 requires financial statements and financial information presented for prior years to be retrospectively adjusted for a reorganization of entities under common control as if those entities had been combined since the inception of common control. We believe that this guidance not only applies to the balance sheet and income statement, but also the EPS calculation. As discussed on page F-8 of our Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), immediately prior to the Company’s initial public offering, on May 29, 2014, Parsley Energy, LLC, the Company’s predecessor, (“Parsley LLC”) underwent a corporate reorganization (the “Corporate Reorganization”) whereby all of the membership interests in Parsley LLC held by its then existing owners were converted into a single class of units in Parsley LLC (“PE Units”). Certain of the existing owners contributed some or all of their PE Units to the Company in exchange for an equal number of shares of our Class A common stock in connection with the reorganization. The Corporate Reorganization was accounted for as a transfer between entities under common control, and not as an acquisition of a business in a transaction accounted for as a business combination, since, at the time of the transfer, immediately prior to the initial public offering, Bryan Sheffield, our President and Chief Executive Officer, owned a controlling interest in both the Company and Parsley LLC. As a result, the Company’s consolidated and combined financial statements and related notes of the Company were retrospectively re-cast to include the historical results of the entities involved at historical carrying values and their operations as if they were consolidated and combined for all periods presented.

In addition, we advise the Staff that we considered the guidance on application of the two-class method in accordance with the guidance set forth in ASC 260-10-45-60B, which requires the allocation of undistributed earnings to each class as if all of the earning for the period were distributed. Therefore, in calculating EPS for the fiscal year ended December 31, 2014, we included the entire “Net income attributable to Parsley Energy Inc. Stockholders” for

Securities and Exchange Commission

November 19, 2015

2014 in the numerator. In accordance with the guidance set forth in ASC 260-10-55-2, for the denominator, we calculated the weighted average shares outstanding for all of 2014 using the sum of the shares determined on a daily basis divided by the number of days in the year. We did not include a calculation of EPS for the comparative predecessor periods presented in our Form S-1 declared effective on May 22, 2014 or the Form 10-K as we did not consider it meaningful.

We note that the earnings attributable to the 2014 periods before and after our initial public offering are disclosed on our consolidated and combined statement of changes in equity. Specifically, the line item “Net loss prior to corporate reorganization” shows the pre-acquisition net loss of Parsley LLC (i.e., loss of $37,923), and the line item “Consolidated net income subsequent to the Corporate Reorganization and the Offering” shows the post-acquisition net income of Parsley LLC (i.e., net income of $61,352, with $33,293 attributable to noncontrolling interest). Therefore, investors have sufficient information to evaluate the Company’s results of operations for periods prior to and after the Corporate Reorganization undertaken in connection with the initial public offering.

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In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 759-3613 or Julian Seiguer of the same firm at (713) 758-2790.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Vice President—Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.

Nathan Milton, KPMG LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.